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THERMALTEC
INTERNATIONAL

68A LAMAR STREET
W. BABYLON, NY l1704
PH:      516-643-2285
FAX:     516-643-2514

[GRAPHIC OMITTED]

NON SOLUM SOCIETAS
SED DEDICATIO


November 9, 1999

         Re:  Approval of Dividend of Common Stock of
              Panama Industries, Ltd on the Common Stock


Dear Shareholder:

I am writing to inform you that Thermaltec International, Corp. (the "Company") has received written consents executed by the holders of more than 56% of the outstanding shares of the Company's Common Stock, approving a dividend of all of the outstanding shares of Common Stdck of the Company's wholly-owned subsidiary, Panama Industries, Ltd., a Delaware corporation, on the Common Stock of the Company payable to shareholders of record as of the close of business on May 28, 1999, on a one for one basis, to be paid immediately prior to the completion of the merger of Solar Communications Group, Inc., a New Jersey corporation ("Solar") with and into the Company. The Board of Directors previously adopted a resolution authorizing the dividend.

As required by the provisions of the Delaware General Corporation Law, the Company is hereby notifying all non-consenting Company shareholders that it has received the necessary shareholder approvals. The effective date for shareholder approval of the dividend was November 4, 1999.

The Company currently anticipates the calling of a special meeting of the shareholders of the Company to vote upon a proposal to approve and adopt an Agreement and Plan of Reorganization by and among the Company, Solar and Andrew B. Mazzone. You will be receiving further information from the Company concerning this meeting in the near future.

For informational purposes, a copy of this notice is also being mailed to each Company shareholder who consented to the dividend. Management of the Company sincerely thanks you for your support.

Very truly yours,

/s/ Andrew B. Mazzone

Andrew B. Mazzone
President